EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
 (in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown.  For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges.  Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits.  Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown.  Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

Year Ended December 31, 2009
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$40,275
Add: Fixed charges, net	99,027
Income before income taxes and fixed charges, net	139,302
Fixed charges
Interest expense	$97,685
Estimate of interest (1/3) within rental expense	787
Interest on unrecognized tax benefits	555
Total fixed charges	99,027
Ratio of Earnings to Fixed Charges	1.41x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$40,275
Add: Fixed charges, net	56,235
Income before income taxes and fixed charges, net	96,510
Fixed charges
Interest expense (excluding deposits)	54,893
Estimate of interest (1/3) within rental expense	787
Interest on unrecognized tax benefits	555
Total fixed charges	56,235
Ratio of Earnings to Fixed Charges	1.72x